VIROLOGIC, INC.

345 OYSTER POINT BOULEVARD

SOUTH SAN FRANCISCO, CALIFORNIA 94080

November 5, 2004

VIA EDGAR AND FACSIMILE (202) 942-9533

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

Attn: Sonia Barros, Esquire

Re:	ViroLogic, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4

Commission File No. 333-116981

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 to Form S-4 Registration Statement (File No. 333-116981), together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2004.

Pursuant to the Registration Statement, the Registrant proposed to register 64,698,957 shares of its Common Stock, $0.001 par value per share and 64,698,957 Contingent Value Rights to be issued in connection with the transaction described within the Registration Statement. No securities have been sold pursuant to the Registration Statement.

The reason for such withdrawal is that the Company amended the terms of the securities covered by the Registration Statement and filed with the Commission on November 4, 2004 a new Registration Statement on Form S-4 (File No. 333-120211) with respect to the amended securities.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Securities and Exchange Commission

November 5, 2004

If you have any questions regarding the foregoing application for withdrawal, please contact Steven Przesmicki of Cooley Godward LLP at (858) 550-6070.

Sincerely,

ViroLogic, Inc.

By:	/s/ KATHY L. HIBBS
Kathy L. Hibbs
Vice President, General Counsel

cc:	Steven M. Przesmicki – Cooley Godward LLP